Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
2007 Form 20-F
1 April 2008
Rio Tinto yesterday filed its 2007 Annual report on Form 20-F with the SEC and today posted it to its web site at http://www.riotinto.com/investors/ADRs.asp.
Shareholders may obtain a hard copy of the 2007 Annual report and the 2007 Full  financial statements free of charge on request from the company secretaries, whose contact details are as follows:

The Company Secretary	The Company Secretary
Rio Tinto plc	Rio Tinto Limited
5 Aldermanbury Square	120 Collins Street
London EC2V 7HR	Melbourne, 3000
United Kingdom	Australia